SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D
                             (Amendment No. 2)

                 Under the Securities Exchange Act of 1934

                               Toy Biz, Inc.
                             (Name of Issuer)

              Class A Common Stock, par value $.01 per share
                      (Title of Class and Securities)

                                 892261108
                   (CUSIP Number of Class of Securities)

                             Barry F. Schwartz
                     MacAndrews & Forbes Holdings Inc.
                            35 East 62nd Street
                            New York, NY 10021
                        Telephone:  (212) 572-8600
       _____________________________________________________________
         (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communications)

                                 Copy to:

                               Alan C. Myers
                 Skadden, Arps, Slate, Meagher & Flom LLP
                             919 Third Avenue
                         New York, New York  10022
                              (212) 735-3000

                             December 13, 1996
                       (Date of Event which Requires
                         Filing of this Statement)

         If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the
         subject of this Statement because of Rule 13d-1(b)(3) or
         (4), check the following:               ( )

        Check the following box if a fee is being paid with this
        Statement:                               ( )




                               SCHEDULE 13D

   CUSIP No.  892261108

   _________________________________________________________________
   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Andrews Group Incorporated
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  (x)
                                                         (b)  ( )

   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS
        OO

   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

   _________________________________________________________________
                                   (7)  SOLE VOTING POWER

         NUMBER OF                      13,656,000
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                        7,394,000
           EACH                  ___________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON                        13,656,000
           WITH                  ___________________________________
                                  (10)  SHARED DISPOSITIVE POWER

                                         7,394,000
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       21,050,000

   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                      ( )

   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        75.9%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON
        CO
   _________________________________________________________________




                               SCHEDULE 13D

   CUSIP No. 892261108

   _________________________________________________________________
   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Mafco Holdings Inc.

   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  (x)
                                                         (b)  ( )

   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS
        OO

   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

   _________________________________________________________________
                                   (7)  SOLE VOTING POWER

         NUMBER OF                      13,656,000
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                        7,394,000
           EACH                  ___________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON                        13,656,000
           WITH                  ___________________________________
                                  (10)  SHARED DISPOSITIVE POWER

                                        7,394,000
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       21,050,000

   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES
                                   ( )

   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        75.9%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON
        CO
   _________________________________________________________________




          This statement amends and supplements the Schedule 13D dated October 25, 1996, relating to the Class A common stock, par value $.01 per share (the "Class A Common Stock"), of Toy Biz, Inc. ("Toy Biz"), as originally filed with the Securities and Exchange Commission by Andrews Group Incorporated ("Andrews Group") and Mafco Holdings Inc. ("Mafco"), as amended by Amendment No. 1 filed with the Securities and Exchange Commission dated November 22, 1996 by Andrews Group and Mafco. Except as reported herein, there has been no change in the information previously reported in this Schedule 13D.

ITEMS 3 AND 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION AND PURPOSE OF THE TRANSACTION.

          A special committee of the Board of Directors of Toy Biz has agreed to endorse a transaction pursuant to which Andrews Group will acquire all shares of Class A Common Stock held by the Toy Biz common stockholders at a price of $22.50 per share. The consummation of the proposed transaction is, among other things, conditioned upon the execution of definitive documentation and an acquisition, previously proposed by Andrews Group, of additional shares of Marvel Entertainment Group, Inc.
The purchase price for the shares will be paid from cash available at the time of the closing and, to the extent necessary, from borrowings. See Exhibit A.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

          Attached as Exhibit A is a copy of a press release dated December 16, 1996 by Andrews Group Incorporated.



                                   SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 17, 1996

                                   Andrews Group Incorporated
                                   Mafco Holdings Inc.

                                   By:   /s/ Barry F. Schwartz
                                        -----------------------
                                        Name: Barry F. Schwartz
                                        Title: Executive Vice President and
                                        General Counsel




                               Exhibit Index

Exhibit A      Press release, dated as of December 16, 1996 by Andrews
               Group Incorporated